December 16, 2024

VIA E-mail

Ms. Jennifer Vinsonhaler
Select Equity Group, L.P.
380 Lafayette Street
New York, New York 10003

       Re:    SEG Partners Long/Short Equity Fund
              File Nos. 333-283244, 811-24024

Dear Ms. Vinsonhaler:

        On November 15, 2024, SEG Partners Long/Short Equity Fund filed a registration
statement on Form N-2 (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

    1. Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

    2. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

    3. Please include in the prospectus a section on capital stock concisely describing the nature and most significant attributes of the capital stock, as set forth in Item 10.1.a of
       Form N-2.
 Ms. Jennifer Vinsonhaler
Select Equity Group, L.P.
December 16, 2024
Page 2


Prospectus

Cover Page

    4. Please include a bold-face cross-reference to the risk factors section of the prospectus on the cover page, including a specific reference to the risk of using leverage.

    5. Please include a bold-face bullet point setting forth the sales load and offering expense percentages an investor will pay on the amounts invested, as well as the total return that the Fund must experience in order to recover these expenses.

Investment objective and strategies, page 1

    6. Please provide investors a basis to assess the expertise and experience of the Adviser with respect to foreign investments.

Expense Limitation Agreement, page 3

    7. Please disclose whether Acquired Fund Fees and Expenses are excluded from the
       Expense Limitation Agreement.

Repurchases of Shares, page 5

    8. Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Summary of Fund Expenses, page 7

    9. Include a line item for Dividend Reinvestment and Cash Purchase Plan Fees pursuant to
       Item 3 of Form N-2.

    10. Include an estimate for Acquired Fund Fees and Expenses pursuant to Instruction 10 to
        Item 3 of Form N-2 or explain why it has not been included.
 Ms. Jennifer Vinsonhaler
Select Equity Group, L.P.
December 16, 2024
Page 3


Example, page 9

    11. The paragraph preceding the Example discloses that the example assumes that the percentage amounts listed under Total Annual Expenses remain the same in the years shown. Disclose how long the Expense Cap has been factored into the calculations.

Investment objective and strategies, page 9

    12. Please include a brief statement in the prospectus, such as that already appearing in the
        SAI, that the Fund   s investment objective may be changed without a
vote of the holders
        of a majority of voting securities. See Item 8.2.a of Form N-2.

Valuations of Fund investments; valuations subject to adjustment, page 14

    13. This paragraph appears to describe valuations of direct private equity investments.
        Please explain whether investments in direct private equity investments are part of the
        Fund   s principal investment strategy. Please also explain why these valuation policies
        are not described in the    Calculation of Net Asset Value; Valuation
 section on page 40.

Leverage, page 22

    14. Please describe the actual risk associated with leverage in this section.

Calculation of Net Asset Value; Valuation, page 40

    15. Disclosure in this section states:    Securities traded on one or more
of the U.S. national
        securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued based on their respective market price adjusted for potential restrictions on the
        transfer or sale of such securities.    Please explain how the
valuation policy regarding
        adjustments for potential restrictions on the transfer or sale of such securities will comply with ASU 2022-03 Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale
Restrictions.

Appendix A, page 48

    16. Please remove this presentation given that it relates to the prior performance of a portion of an account and can therefore be materially misleading because an account could be managed differently than its component pieces.
 Ms. Jennifer Vinsonhaler
Select Equity Group, L.P.
December 16, 2024
Page 4


Statement of Additional Information

The Adviser, page 10

    17. Please disclose the names of all controlling persons of the Adviser, the basis of such control, and, if material, the business history of any organization that controls the
        Adviser. See Item 20.1.a of Form N-2.

Exhibits

    18. Please file the legal opinion at least five business days prior to the desired date of effectiveness.

Undertakings

    19. Please include the undertaking set forth in Item 34.6 of Form N-2, or advise why you believe it is inapplicable.

Signatures

    20. Please ensure that all amendments to the registration statement are executed by the persons identified in Sec. 6(a) of the Securities Act.

                                        *    *   *    *    *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Ms. Jennifer Vinsonhaler
Select Equity Group, L.P.
December 16, 2024
Page 5


       Should you have any questions, please contact me at (202) 551-3503.

                                                  Sincerely,

                                                  /s/ David L. Orlic

                                                  David L. Orlic
                                                  Senior Counsel


cc:    Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP
       Michael J. Spratt, Assistant Director, U.S. Securities and Exchange Commission
       Keith A. OConnell, Branch Chief, U.S. Securities and Exchange Commission